

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2013

<u>Via E-Mail</u>
Mr. Paul W. Mobley
Chief Executive Officer and Chief Financial Officer
Noble Roman's, Inc.
One Virginia Avenue, Suite 300
Indianapolis, Indiana 46204

   Re: Noble Roman's, Inc.
      Form 10-K for the Year Ended December 31, 2012
      Filed March 15, 2013
      Form 10-Q for the Quarter Ended June 30, 2013
      Filed August 12, 2013
      File No. 000-11104

Dear Mr. Mobley:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Linda Cvrkel

             Linda Cvrkel
             Branch Chief